Organization:  Butler National Corporation
Document: SEC Comment Letter January 16, 2013

January 30, 2013

United States Securities and Exchange Commission
Washington, D.C. 20549

RE:        Butler National Corporation
Form 10-K for Fiscal Year Ended April 30, 2012
Filed July 30, 2012
File No. 000-01678

Dear Mr. Humphrey:

In response to your comment letter dated January 16, 2013, we are providing additional clarification as requested in regards to the Notes to the Consolidated Financial Statements Note 1(f) – Other Assets.

Beginning in the spring of 2007 and continuing through the fall of 2008 we reviewed the opportunity to be a manager of a State Owned Casino in Kansas.  In July 2008, our manager application was accepted by the State of Kansas as a prospective manager for the Boot Hill Casino and Resort project.  We were required to fund the privilege fee in the amount of $5.5 million when selected as a prospective manager.  We borrowed the $5.5 million from our bank and from one private individual.  The fee was advanced as a refundable deposit with the State of Kansas.  This transaction was recorded on our financial statements as a prepayment in July 2008 and removed in November 2008.

In November 2008, we entered into a Build-To-Suit agreement (BTS) with BHC Development (BHCD) to build and equip the casino on BHCD land, acquire all equipment, fund initial working capital, and acquire software and licenses needed to open and manage the facility.  This agreement was the 25 year lease of the BTS package.  The BTS lease was analyzed and determined to be an operating lease because the terms do not meet the criteria of a capital lease.  BHCD paid the $5.5 million to our lenders and combined this fee on their books as a part of the BTS lease.

After the opening of the facility in December 2009 and the management of the facility through the calendar year 2011, many discussions were held regarding a possible division of the BTS leased assets into two or more leases.  As a result of these discussions, BHCD proposed to divide the BTS operating lease package into two parts.  Since the BTS lease was a tenant operating lease, priced to us to include all costs including whatever interest and return BHCD included in their pricing for this type of development, we knew the BTS packaged price included some carrying cost associated with all the assets (interest) and a return on all the assets owned by BHCD.  We feel that these costs are the reason the “Property” definition includes the note (including accrued interest through May 1, 2011).  This disclosed to us that the BTS package included interest through a stated date.  We are not involved in the build-up of the pricing policies of BHCD for BTS retail developments.

As a result of these discussions, the BTS lease was restructured into two parts.  The first part (Package I) included a grouping of the land, building and all non-gaming equipment equal to approximately $37.5 million.  The second part (Package II) included a grouping of intangible assets estimated to be approximately $7.0 to $7.7 million and was to include the $5.5 million fee, approximately $1.3 million of gaming system monitoring software and approximately $1 million of accounting system software and other gaming support equipment.  The Package II lease was structured as a capital lease and we have a right to purchase after five years.

To implement the restructuring, the third party ownership Package II lease was internally separated from the BTS lease by BHCD and transferred from BHCD to their affiliated company BHC Investment (BHCI).  BHCI is not a related party to Butler National Corporation.  At the time of transfer, BHCI had a 0.4% ownership interest in BHCMC LLC and was member manager of BHCMC LLC.  The lessor of the Package II lease is BHC Investment (BHCI) as described in our filings.

After many months of discussions and negotiations, the parties agreed to a Package II arrangement with payments to begin in January 2012.  We recorded the Intangible Assets and Capital Lease and reported this on the January 31, 2012 Form 10-Q.  The final intangible asset value of Package II Lease, as calculated by BHCD and BHCI, was $7,423,162.

Questions from comment letter dated January 16, 2013:

(1) Please explain to us the basis for your current accounting treatment of the privilege fee, and

On January 1, 2012, we signed final addendum to the agreement and recorded Package II as a capital lease with a liability to the lessor.  The $5,500,000 was recorded as an intangible asset with a 13 year life and the remainder of $1,923,162 plus $260,000 that we had advanced as a prepaid toward the equipment was recorded as capital assets with a five year life.

(2) Why you did not record your obligation to BHCI at the time payment of the $5.5 million privilege fee was made to the State of Kansas on your behalf.

We recorded the privilege fee asset as a refundable deposit and a liability to the lenders in July 2008 and reported the transaction in the July 31, 2008 Form 10-Q.  We recorded interest expense for the interest paid each month until November 2008.  The fee was transferred to BHCD in November 2008 and removed from our books and recorded on the books of the lessor BHCD, as described in paragraphs one and two above.  We reported the transaction as removed in the January 31, 2009 Form 10-Q.

In connection with responding to the SEC comments, Butler National Corporation acknowledges that:

•	Butler National Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Butler National Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Butler National Corporation

Angela Shinabargar, CFO